

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Benjamin Lamb
Chief Financial Officer
EnLink Midstream, LLC
1722 Routh St., Suite 1300
Dallas, Texas 75201

       Re: EnLink Midstream, LLC
            Form 10-K for the Fiscal Year ended December 31, 2022
            Filed February 15, 2023
            File No. 001-36336

Dear Benjamin Lamb:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 73

1.   We note your discussion and analysis begins with a tabulation of activity having gross margin on a segment and consolidated basis as the first line item, without showing the composition of the measure, excluding revenues, cost of sales, and other material items, although you identify depreciation and amortization as a reconciling item in arriving at your non-GAAP measure of segment profit, and operating expenses as a reconciling item in arriving at your non-GAAP measure of adjusted gross margin.

      We also note that content following your tabulation includes no discussion and analysis of revenues or cost of revenues, on either a segment or consolidated basis, and no discussion and analysis of operating expenses or depreciation and amortization on a consolidated basis. However, in your Statements of Operations on page 92, you report revenues from product sales and midstream services, and in Note 16 on pages 135-137, you report revenues from natural gas sales, NGL sales, crude oil and condensate sales, gathering and transportation, processing, NGL services, crude services, and other services.

The guidance in Item 303(a) and (b)(2) of Regulation S-K requires a discussion and analysis of the consolidated financial statements, including (i) significant components of revenues and expenses that would be material to an understanding of the results of operations; (ii) known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues; (iii) events that are reasonably likely to cause a material change in the relationship between costs and revenues; and (iv) the extent to which material changes in revenues are attributable to changes in prices or to changes in the volume or amount of goods or services being sold.

Please expand your discussion and analysis to address revenues and cost of sales on a consolidated and segment basis, including details that are responsive to the requirements referenced above, and consistent with the activity reported in your financial statements. Given your disclosure on page 81, stating that certain of your revenue generating contracts contain clauses that increase your fees based on changes in inflation metrics, also quantify the extent to which such inflation metrics have changed and impacted revenues.

Operating Expenses, page 74

2. We note that you identify several reasons for changes in your operating expenses in the various segment oriented disclosures, though do not separately quantify the impact of each driver or component, e.g. changes attributed to materials and supplies expense, construction fees and services, utility costs, and labor and benefits costs.

Under Item 303(b) of Regulation S-K, when the consolidated financial statements reflect material changes from period-to-period in one or more line items, or where material changes within a line item offset one another, you are required to describe the underlying reasons in quantitative and qualitative terms.

Please revise to quantify the impact of each factor or component associated with material changes, including the impact of inflation associated with any material changes.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Staff Accountant at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation